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                             Visible Genetics Inc.

                             For Immediate Release

Contacts:                                           Bruno Maruzzo (416)813-3271
David Sassoon (212)527-7453                               Visable Genetics Inc.
Rowland-Wang Healthcare
Roanne Argyle (416)968-7311
Argyle Rowland Worldwide

     Visible Genetics Inc. Receives FDA Allowance For HIV Genotyping Trials

             - Significant milestone for VGI's genotyping products -

TORONTO, CANADA (December 24, 1998) Visible Genetics Inc. (NASDAQ: VGIN) today announced that it has been allowed by the U.S. Food and Drug Administration
(FDA) to initiate human clinical studies of its OpenGene(TM) HIV Genotyping system under its Investigational Device Exemption (IDE) application. As a result of the FDA's decision, a multi-site series of validation and proficiency trials for VGI's OpenGene HIV system will begin immediately. A pivotal, multi-site clinical trial known as SEARCH I will begin early in January. This study will be the keystone of the Pre-Market Approval (PMA) application. In addition, five other U.S. trials using previously collected and banked specimens sponsored by independent investigators will be supported by this IDE and VGI OpenGene systems.

The VGI OpenGene system that will be used under the IDE include three major components:

1. The MicroGene Clipper(TM): a clinical DNA sequencer designed for genotypic applications. The sequencer has been optimized for rapid, accurate and reproducible results combined with high sensitivity and minimal labor requirement for genotypic applications. The sequencer can do a genotypic analysis of the gag/pol region of HIV in less than 30 minutes, as compared to research sequencers that may take from two to six hours.

2. The GeneObjects(TM) Clinical Management System: an integrated software package that provides control of the Clipper, performs analysis of the data, checks for contamination, and features full error detection and error correction of the DNA sequence. The package is capable of going from raw sequence data to a full resistance report in less than fifteen minutes.

3. The HIV TruGene(TM) Kit: an integrated chemistry kit that contains a protocol, all reagents (approximately 20 components), and controls needed to produce the material from the HIV in the AIDS patient's blood to final sequence output on the Clipper. The kit makes use of CLIP, VGI's patented method that provides full 3',5' sequence at reduced costs, and helps optimizes error correction and detection.

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The VGI OpenGene system is designed to detect mutations in the genes of HIV in the blood of AIDS patients. These mutations are known to cause the HIV virus to be resistant to current drug therapy. By knowing the HIV mutation pattern in each patient, a physician may optimize drug selection. OpenGene systems are now in use for research applications in Europe and the US, and VGI has shipped significant numbers of European HIV TruGene Kits this quarter.

"This is an important milestone for the Company and, is to our knowledge the first IDE allowed by the FDA for any genotyping product," said John K. Stevens, C.E.O. of Visible Genetics. "We have worked hard to meet the Current Good Manufacturing Practice Standards (cGMP) requirements set by the FDA for our kits, instruments and software. Genotyping, particularly HIV genotyping, is new territory for everyone, and we have had positive and strong support from the FDA in designing the necessary protocols and approaches to demonstrate clinical utility of this new method as well as validation of our system. This IDE allowance is the first important step to obtaining full PMA clearance in the U.S. "

SEARCH I will be a US-based prospective trial that will use about 20 AIDS physicians. Two groups of patients will be enrolled: Group 1 will be retrospectively genotyped, and the results will not be available to the physician, while Group 2 will be prospectively genotyped and the results will be used by the physician to actually select drugs in an effort to maximally depress the virus based on the HIV drug resistance profile produced by the OpenGene System.

The SEARCH I design is similar to the VGI sponsored French VIRADAPT study, presented Nov 12th 1998 at the 4th International Congress on Drug Therapy in HIV Infection in Glasgow. The VIRADAPT results showed statistically significant reduction of about 0.5 log units in viral levels in the genotypic arm at both three month and six month analysis points. In addition, preliminary economic analysis of the VIRADAPT data showed that each dollar spent on genotyping saved approximately $3.83 in non-drug based costs.

Visible Genetics Inc. manufactures and markets high performance automated DNA sequencing systems and complete kits for the analysis of genes linked to disease. The Company's OpenGene(TM) system employs proprietary stratified DNA testing and single-tube, single-step sequencing methods to significantly reduce the time and cost involved in identifying clinically relevant genetic information. VGI is a leader in the emerging field of pharmacogenomics, which will use genetic information in the identification, and analysis of genes in order to improve patient care and reduce healthcare costs.

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